Brittany S. Speas
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (743) 867-0064
Brittany.speas@lfg.com

VIA EDGAR

November 8, 2024

Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Account Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account R
      The Lincoln National Life Insurance Company
File No: 333-281743; 811-08579; CIK: 0001051932
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® SVUL
      Lincoln AssetEdge® SVUL-No Indexed Accounts

Dear Mr. Zapata:

This letter is in response to the comments received by telephone October 24, 2024.  The prospectus for Lincoln AssetEdge® SVUL is blacklined to reflect the changes requested.  Corresponding changes will be applied to the Lincoln AssetEdge®  SVUL-No Indexed Accounts and the ISP and USP of the registration statement, as applicable.

1.	Cover page – (p. 1) . Please consider adding additional disclosure explaining what a variable survivorship means.

Response: Lincoln AssetEdge SVUL is the name of the product which in itself is a flexible premium variable life insurance policy but for the survivor.  We feel this is a standard term within the insurance industry.  Survivorship relates to the death of the second insured.

2.
What is the purpose of the Policy – (p. 10).  Please add additional disclosure clarifying what is meant by “second layer of investment”.  What is the first layer and does it provide investment growth opportunity as well?  Also, why is this just related to the Indexed Accounts?

Response: We have revised to read as follows:  Its primary purpose is to provide Owners with death benefit protection along with additional investment growth opportunities through the Indexed Accounts.

3.
Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses, Sub-section Optional Benefit Charges – (p. 13).  Lincoln Survivorship LifeAssurance Accelerated Benefits Rider - Please clarify when the charge is deducted.

Response: We have revised to read as follows:  Upon each annual lump sum benefit payment for chronic and terminal illness and upon first monthly benefit payment for each benefit period

4.	Policy Charges and Fees – (pgs. 26-30).

a.	Please clarify why both the fourth and fifth paragraphs are need? They seem to be saying almost the same thing except if you are not invested in the fixed account.
b.	Surrender Charges: Please explain how the policy owner is notified regarding their new schedule of Surrender Charges.
c.	Rider Charges:
i. Lincoln Survivorship LifeAssurance Accelerated Benefits Rider – Please add disclosure when the administrative fee is deducted and explain the benefit period.
ii. Supplemental Survivorship Term Insurance Rider (Estate Protection Rider) – Please clarify the statement “….death benefit of the Estate Protection Rider.”

Response:

a.	These two paragraphs have been revised accordingly.
b.	We have revised to read as follows: Upon any increase in Specified Amount you will be notified by mail regarding your new schedule of Surrender Charges.
c.
i.  We have revised to read as follows:  While there is not upfront charge for this Rider there is an Administrative Fee, shown on the Policy Specifications, which will be deducted from each annual lump sum benefit payment for chronic and terminal illness and upon the first monthly benefit payment for each benefit period and will not exceed XX.

ii.  We have deleted “of the Estate Protection Rider” from the sentence as it is not necessary.

5.	Other Benefits Available Under the Policy chart – (pgs. 36-38).

a.	Enhanced Overloan Protection Endorsement – Under the Restriction/Limitations column bullet points:
i.	The Policy cannot be a Modified Endowment Contract would this be a restriction or limitation?
ii.	Death Benefit Option 1 must be in effect – confirm if this is the case prior to the Endorsement being exercised.
iii.	Once the benefit is activated the following….. We feel original language was clearer.
iv.
Please clarify supplementally regarding this change and how it is changed differently from how the rider worked originally. We are removing this bullet point. And adding Loans to the bullet point above it.

b.
Accelerated Death Benefit Rider for Terminal Illness - Under the Restriction/Limitations column bullet points:  Please add a bullet point stating – Will only be paid once and will be paid as a lump sum.

Response:

a.	Enhanced Overloan Protection Endorsement – Under the Restriction/Limitations column bullet points:
i.	Upon careful review we feel this bullet should remain.

ii.	We have revised to read as follows: Death Benefit Option 1 must be in effect when exercised.
iii.	We have revised accordingly. The word “activated” will revert back to “exercised” throughout.
iv.  We have revised this to include Loans as it states in the Endorsement.  We have also removed the bullet point stating “No loan repayments will be accepted. “
b.	We have added the bullet point as requested.

6.	Enhanced Overloan Protection Endorsement – (p. 38).

a.	Please clarify supplementally why this was changed from a Rider to an Endorsement. Please ensure that Endorsement is reflected throughout.
b.	Please clarify this statement seems to be a bit circular.

Response:

a.
As standard in the industry, a Rider typically has a specific charge associated with it and, as this version does not, we decided to change it to Endorsement.  We have also ensured that it is referred to as Endorsement throughout.

b.	We have revised accordingly.

7.	Lincoln Survivorship LifeAssure Accelerated Benefits Rider – (p. 39) – Last sentence of the first paragraph. Please clarify as to when the fee is charged.

Response:  We have revised to read as follows:  While there is not upfront charge for this Rider there is an Administrative Fee, shown on the Policy Specifications, which will be deducted from each annual lump sum benefit payment for chronic and terminal illness and upon the first monthly benefit payment for each benefit period and will not exceed XX.
.

8.  Lincoln Enhanced Allocation Rider – Impact of other Rider and Benefits - (p. 48) – Please clarify as it is unclear.

Response:  We have removed this in its entirety.

Thank you for your attention to this filing, and your review and comments. Please call me at the number provided above with any questions or additional comments.

Sincerely,

/s/Brittany S. Speas

Brittany S. Speas